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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        CONSUMER PORTFOLIO SERVICES, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   210502 100
                                 (CUSIP Number)

                             CHARLES E. BRADLEY, SR.
                           C/O STANWICH PARTNERS, INC.
                              62 SOUTHFIELD AVENUE
                              ONE STAMFORD LANDING
                           STAMFORD, CONNECTICUT 06902
                                 (203) 325-0551
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ?.

                                Page 1 of 5 Pages

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CUSIP No. 210502 100                  13D                      Page 2 of 5 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Stanwich Financial Services Corp.       05-0481357
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     OO (See Item 3, infra)
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States of America
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         646,959
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           None
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    646,959
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     646,959
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     3.3%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     CO
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

CUSIP NO. 210502100

                 CONSUMER PORTFOLIO SERVICES, INC. SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, no par value(the "COMMON STOCK"), of Consumer Portfolio Services, Inc., a California corporation (the "ISSUER"). The principal executive offices of Consumer Portfolio Services, Inc. are located at 16355 Laguna Canyon Road, Irvine, California 92618.

ITEM 2.  IDENTITY AND BACKGROUND

         Stanwich Financial Services Corp., a Rhode Island corporation (the "REPORTING PERSON"), is filing this report. The Reporting Person's address is c/o Stanwich Partners, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. The Reporting Person is engaged in the structured settlement and investment businesses.

         During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In March 2001 the Issuer prepaid a $4,000,000 Convertible Promissory Note held by the Reporting Person. This prepayment terminated the Reporting Person's right to convert the principal of such Note into 1,333,333 shares of Common Stock at a conversion price of $3.00 per share.

ITEM 4.  PURPOSE OF THE TRANSACTION.

       The Reporting Person's purpose in completing the transaction described in Item 3 was to convert a portion of its investment in the Issuer to cash. The Reporting Person may sell or buy shares of Common Stock from time to time in the future.

       As of the date hereof, the Reporting Person has no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
Schedule 13D.

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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) The Reporting Person beneficially owns or may be deemed to own an aggregate of 646,959 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 3.3% of the issued and outstanding shares of Common Stock.

       (b)      Number of shares as to which the reporting person has:

                (i)      sole power to vote or to direct the vote:      646,959

                (ii)     shared power to vote or to direct the vote:       None

                (iii)    sole power to dispose or to direct the
                         disposition of:                                   None

                (iv)     shared power to dispose or direct the
                         disposition of:                                646,959

          In addition, the Reporting Person is the holder of seven partially convertible subordinated notes (the "1997 CONVERTIBLE NOTES"), in the aggregate principal amount of $15,000,000 issued by the Issuer to the reporting person on June 12, 1997. The Reporting Person has the right to convert 20% of the principal of the 1997 Convertible Notes into an aggregate of 252,949 shares of Common Stock (a conversion price of $11.86 per share) on June 12, 2004 (the maturity date of such notes) or, if earlier, the date on which such notes are prepaid. The shares subject to the conversion rights under the 1997 Convertible Notes are not included in the Beneficially Owned Shares because such rights are not exercisable within 60 days of the date of this Amendment.

         Charles E. Bradley, Sr., who is the President, sole director and sole stockholder of the Reporting Person, is also the Chairman of the Board of the Issuer. Mr. Bradley, Sr. beneficially owns certain other shares of the Issuer's Common Stock, as set forth in Form 4s and Schedule 13Ds filed by him with the Securities and Exchange Commission.

         (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person, except as described in this report.

         (d) The Reporting Person has pledged the Beneficially Owned Shares, as described in Item 6, below. Under the terms of the governing pledges, in certain circumstances the pledgees would have the right to receive dividends on and the proceeds from any sale of such pledged shares.

         (e) Not applicable.

                                Page 4 of 5 Pages
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

         The reporting person has pledged 543,459 shares of Common Stock to Bank of America N.A. (for itself and as agent for certain other lenders) to secure certain indebtedness of Reunion Industries, Inc. and (ii) 103,500 such shares to Lurie, Zepeda, Schmaltz & Hogan, P.C., its attorneys, to secure the payment of legal fees incurred in connection with certain pending litigation. Under the terms of the former pledge, upon the occurrence of a default thereunder, the pledgee would have the right to exercise the voting rights, with respect to the pledged shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              STANWICH FINANCIAL
                                                SERVICES CORP.

October 31, 2001                              By: /s/ Charles E. Bradley, Sr.
                                                  ------------------------------
                                                  Charles E. Bradley, Sr.
                                                  President




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